SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press release dated January 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: January 31, 2020

Eni: Financial Calendar 2020

Dates for the review and announcement of financial results in 2020

San Donato Milanese (MI), 30 January 2020 - Eni announces the dates for its 2020 financial calendar:

Fourth quarter and full year 2019 results Consolidated annual report 2019 and draft separate financial statements 2019 of Eni SpA Dividend proposal for 2019	Meeting of the Board of Directors	February 27, 2020
	Press releases and strategy presentation	February 28, 2020
First quarter 2020 results	Meeting of the Board of Directors	April 23, 2020
	Press release and conference call	April 24, 2020
Financial statement 2019 of Eni SpA	Shareholders’ meeting	May 13, 2020 (single call)
	Press release	May 13, 2020
Second quarter 2020 results and interim financial report as at June 30, 2020 Interim dividend announcement for the financial year 2020	Meeting of the Board of Directors	July 30, 2020
	Press release and conference call	July 31, 2020
Board resolution on 2020 interim dividend	Meeting of the Board of Directors	September 17, 2020
	Press release	September 17, 2020
Third quarter 2020 results	Meeting of the Board of Directors	October 29, 2020
	Press release and conference call	October 30, 2020

The final dividend for the 2019 fiscal year will be paid on May 20, 2020 (ex-dividend date: May 18, 2020; record date: May 19, 2020) and the interim dividend for the 2020 financial year will be paid on September 23, 2020 (ex-dividend date: September 21, 2020; record date: September 22, 2020).

Markets will be promptly informed of any changes to the above calendar.

According to article 82-ter Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions), Eni intends to continue providing, on a voluntary basis, Company’s quarterly financial results, in order to provide market and investors with regular information about the Company’s financial and operating performances considering the disclosure policy followed by peers which are reporting on a quarterly basis.

Quarterly results will include at least the following key performance indicators:

-	a measure of the performance of operating activities for the Group and the operating segments of Eni, like operating profit or other equivalent measure (reported and on adjusted basis);
-	consolidated net results;
-	consolidated and by segment adjusted net results;
-	consolidated net financial position and cash flow for the period;
-	consolidated shareholder’s equity;
-	consolidated leverage.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com